SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File Number: 0-13215
                        -------


                        LATINOCARE MANAGEMENT CORPORATION
                                -----------------
             (Exact name of registrant as specified in its charter)


     NEVADA                                                    30-0050402
----------------------------------                             ----------
(State or Other Jurisdiction of                             (I.R.S. Employer
incorporation or organization)                           Identification Number)


959 Walnut Avenue, Suite 250, Pasadena, California 91107
-------------------------------------------------------------
(Address of principal Executive Offices Zip Code)


Registrant's telephone number, including area code: (626)  583-1115

                        LATINOCARE MANAGEMENT CORPORATION
                          959 Walnut Avenue, Suite 250
                           Pasadena, California 91107
                                 --------------

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS
                                  April 8, 2003
                                 --------------

         This Information Statement is being mailed on or about April 8, 2003 to the holders of record of the Common Stock, par value $0.001 per share, of Latinocare Management Corporation, a Nevada corporation (the "Company") as of the close of business on January 24, 2003. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors as a result of a change in control of the Company. Warp 9, Inc., a Delaware corporation ("Warp") and the Company have entered into one and plan to enter into a second Agreement and Plan of Reorganization (collectively, the "Reorganization") which will result in a share exchange between the shareholders of Warp and the Company. Pursuant to the Reorganization, the Company will issue 130,000,000 shares of the Company's Common Stock to the shareholders of Warp in consideration for all of the outstanding voting stock of Warp, approximately 122,620,910 of which will be issued upon the closing of the first Reorganization agreement, and the balance upon the closing of the second Reorganization agreement. Warp will become a wholly owned subsidiary of the Company and the shareholders of Warp will become the controlling shareholders of the Company.

         Upon completion of the Reorganization, the Company expects to have a total of approximately 144,604,098 shares of its Common Stock outstanding, of which approximately 96,087,525 will be owned by Jonathan L. Lei, the President, Chief Executive Officer, Chief Financial Officer, Secretary, and proposed New Director of the Company, 3,750,000 will be owned by Louie Ucciferri, a proposed New Director of the Company, 302,500 will be owned by Tom Djokovich, a proposed New Director of the Company, and the balance will be in the public float or owned by the other prior private shareholders of Warp, or by other unaffiliated parties. Warp is engaged in the business of providing service applications in the areas of development and management of e-commerce, e-marketing, and mobile commerce. The members of the Board of Directors of the Company before the closing of the Reorganization (the "Current Directors") are being replaced with members of the Warp Board of Directors (the "New Directors").

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors, which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

                      OUTSTANDING SHARES AND VOTING RIGHTS

         As of March 28, 2003, the Company had outstanding 14,604,098 shares of Common Stock outstanding. Each share entitles the holder to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 28, 2003, including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of March 28, 2003. In addition, the number of shares of the Company's Common Stock beneficially owned by each Current Director and officer of the Company, and the number of shares beneficially owned by the Current Directors and executive officers of the Company as a group, as of March 28, 2003, are disclosed below in the second table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Name and Address                      Amount and Nature of     Percent of Common
Of Beneficial Owner                   Beneficial Ownership     Stock Outstanding
-------------------                   --------------------     -----------------

The Estate of Dr. Roberto Chiprut     6,567,427(1)             44.9%(1)
Yuval Chiprut, Executor
959 Walnut Avenue, Suite 250
Pasadena, California 91106


SECURITY OWNERSHIP OF MANAGEMENT

Name of                               Amount and Nature of     Percent of Common
Beneficial Owner                      Beneficial Ownership     Stock Outstanding
-------------------                   --------------------     -----------------

Jonathan L. Lei                           (2)                       (2)
President, Chief Executive Officer,
Chief Financial Officer and Secretary

Jose J. Gonzalez                      6,904,218(1)             47.2%(1)
Current Director

Officers and Directors                6,904,218(1)(2)          47.2%(1)(2)
as a Group (2 persons)
----------------------

     (1) Mr. Yuval Chiprut and Mr. Jose J. Gonzalez have entered into share purchase agreements (collectively the "Share Purchase Agreement") with Mr. Douglas O'Rear pursuant to which Mr. Yuval Chiprut and Mr. Jose J. Gonzalez have agreed to sell a total of 13,401,645 shares of the Company's Common Stock to Mr. Douglas O'Rear in consideration for a total of $190,000, of which approximately $80,000 to $100,000 will be used by Mr. Jose J. Gonzalez to pay certain outstanding liabilities of the Company. Upon the completion of the sale of the shares to Mr. O'Rear, which closed on March 31, 2003 (subject to processing of shares with the transfer agent), Mr. Yuval Chiprut will own 25,000 shares of the Company's Common Stock and Mr. Jose J. Gonzalez will own 45,000 shares of the Company's Common Stock.

     (2) Upon completion of the Reorganization, approximately 96,087,525 shares of the Company's Common Stock will be owned by Jonathan L. Lei.

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

         The Company's current Board of Directors (the "Current Directors") consists of one member, with four vacancies. The Board is authorized to establish the number of directors in a range of three to five. As part of the transactions contemplated by the Agreement and the Reorganization, the number of members of the New Board after the change of control are expected to be three, consisting of Jonathan L. Lei, Tom M. Djokovich, and Louie Ucciferri.

         Listed below are the Current Directors and executive officers of the Company, followed by their business experience:

         JOSE J. GONZALEZ, age 56, has been the Chairman of the Board of Directors of the Company since October 2001. From October 2001 to March 2003, he was the President, Chief Executive Officer, and Secretary of the Company and from December 2002 to March 2003 he was Chief Financial Officer of the Company. He has been the President and Chief Executive Officer of Latinocare Management Corporation, a California corporation since its inception in February 1995. Mr. Gonzalez has more than 30 years of experience in the health care industry, including hospital administration, group and Independent Physician's Association development, managing community clinics in Los Angeles and Orange County, and managed care contracting. From December 1984 to July 1987, he was President and Chief Executive Officer of Universal Medi-Co., which contracted with group practices to provide management and support services. In November 1983, he started the White Memorial Medical Group, a hospital based group practice. Mr. Gonzalez is currently a member of the Public Policy Committee for the California Association of Physicians Organizations, as well as a member of the Advisory Board of the California Department of Managed Health Care, an appointment he received from Governor Gray Davis. Mr. Gonzalez received a Bachelor of Arts Degree in Language and Communications from California State University, Long Beach in 1970 and a Masters Degree in Public Administration, Health Care Management from Pepperdine University in 1973.

         JONATHAN L. LEI, age 30, has been the President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company since the closing of the first 90% Reorganization on April 1, 2003. Mr. Lei received a Bachelor Degree in Electrical and Computer Engineering from the University of California, Santa Barbara ("UCSB") in 1995 and a Master of Science Degree in Electrical and Computer Engineering from UCSB in 1996. While at UCSB, he studied and worked in the field of computer aided design and development of VLSI and ASIC silicon chips. Mr. Lei was employed by Lockheed Martin in 1993 where he built data acquisition systems for spacecraft testing. In 1995, he worked for Intel Corporation where he developed the Triton II Pentium PCI chipset. From 1995 to 1996, Mr. Lei worked for RC Electronics where he designed PCI based data acquisition systems. Mr. Lei founded Warp 9, Inc. in 1996 and in 1998, he negotiated a transaction to sell Warp's consumer ISP division, Sbnet, to MindSpring Enterprises. During that same period, Mr. Lei co-developed Warp's e-commerce products. He is the visionary behind the patent pending eCapsule technology and Warp's mobile data direction. Mr. Lei was an officer and is a lifetime member of Tau Beta Pi, a national engineering honor society.

DESIGNATED DIRECTORS AND EXECUTIVE OFFICERS

         The following information concerning the New Directors was provided by the New Directors and the Company assumes no responsibility for the accuracy or completeness of such information.

         The New Directors will take office on the later of (i) ten days after the filing and mailing of this Schedule 14f or (ii) the closing date of the Reorganization. Except for the transactions contemplated by the Reorganization, none of the New Directors or their associates beneficially owns any equity securities or the right to acquire any equity securities of the Company, or has been involved in any transaction with the Company or any of its Current Directors or officers that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. Upon the completion of the Reorganization, approximately 96,087,525 shares of the Company's Common Stock will be owned by Jonathan L. Lei, approximately 3,750,000 shares of the Company's Common Stock will be owned by Louie Ucciferri, and approximately 302,500 shares of the Company's Common Stock will be owned by Tom Djokovich. Each of the New Directors is a United States citizen. Effective April 1, 2003, Jonathan L. Lei was appointed the President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company. Each of the New Directors has consented to be a director of the Company.

         JONATHAN L. LEI, age 30, has been the President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company since April 1, 2003. Mr. Lei received a Bachelor Degree in Electrical and Computer Engineering from the University of California, Santa Barbara ("UCSB") in 1995 and a Master of Science Degree in Electrical and Computer Engineering from UCSB in 1996. While at UCSB, he studied and worked in the field of computer aided design and development of VLSI and ASIC silicon chips. Mr. Lei was employed by Lockheed Martin in 1993 where he built data acquisition systems for spacecraft testing. In 1995, he worked for Intel Corporation where he developed the Triton II Pentium PCI chipset. From 1995 to 1996, Mr. Lei worked for RC Electronics where he designed PCI based data acquisition systems. Mr. Lei founded Warp 9, Inc. in 1996 and in 1998, he negotiated a transaction to sell Warp's consumer ISP division, Sbnet, to MindSpring Enterprises. During that same period, Mr. Lei co-developed Warp's e-commerce products. He is the visionary behind the patent pending eCapsule technology and Warp's mobile data direction. Mr. Lei was an officer and is a lifetime member of Tau Beta Pi, a national engineering honor society.

         LOUIE UCCIFERRI, age 42, is the founder and President of Westlake Financial Architects, an investment-banking firm formed in 1995 to provide financial and investment advisory services to early stage companies. He has raised investment capital for both private and public companies and has created liquidity for investors in the form of public offerings. Since November 1998, he has also served as President of Camden Financial Services, a NASD registered broker dealer that serves as the dealer manager for a real estate company that has raised in excess of $150 million in equity capital for the acquisition of commercial office properties in southern California and Arizona.

         TOM M. DJOKOVICH, age 46, was the founder and served from 1995 to 2002 as the Chief Executive Officer of Accesspoint Corporation, a vertically integrated provider of electronic transaction processing and e-business solutions for merchants (OTCBB:ASAP.OB). Under Mr. Djokovich's guidance, Accesspoint became a member of the Visa/MasterCard association, the national check processing association NACHA, and developed one of the payment industry's most diverse set of network based transaction processing, business management and CRM systems for both Internet and conventional points of sale. During his tenure, Accesspoint became an early adopter of WAP based e-commerce capabilities and the industry's first certified Level 1 Internet payment processing engine. In his last year as executive manager, Accesspoint grew its processing revenues by over 800% and overall revenues by nearly 300%. Prior to Accesspoint, Mr. Djokovich founded TMD Construction and Development where he developed an early business-to-business ordering system for the construction industry.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4 or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

EXECUTIVE COMPENSATION

         The following table and notes set forth the annual cash compensation paid to Jose Gonzalez, the prior President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, by Latinocare Management Corporation, a California corporation and former subsidiary of the Company ("LMC"), during its fiscal years ended December 31, 2002, 2001, 2000, and 1999, respectively. No other executive officer received compensation in excess of $100,000 in any such year.

                                                Annual Compensation                    Long-term
                                                                                     Compensation
                                                                                         Awards
                                                                                         ------
                                                                                       Securities
                                Fiscal                             Other Annual        Underlying         All Other
Name and Principal Position      Year     Salary(1)     Bonus      Compensation         Options          Compensation
---------------------------      ----     ---------     -----      ------------      -------------       ------------
Jose J. Gonzalez                 2002     $144,000      - 0 -       - 0 -              - 0 -              - 0 -
 Prior President, Chief
 Executive Officer, Chief
 Financial Officer, and Secretary

                                 2001     $144,000      - 0 -       - 0 -              - 0 -              - 0 -
                                 2000        - 0 -      - 0 -       - 0 -              - 0 -               $144,000(2)
                                 1999        - 0 -      - 0 -       - 0 -              - 0 -               $144,000(2)

----------------

(1) During LMC's fiscal year 2001, Mr. Joseph Luevanos, the former Chief Financial Officer of the Company and LMC, received an annual salary from LMC of $168,000. Mr. Luevanos submitted his resignation as a director and Chief Financial Officer of the Company in January 2003, effective as of July 1, 2002.

(2)      Prior to 2001, Mr. Jose J. Gonzalez  received  consulting fees from the
         Company.

         On January 31, 2002, the Board of Directors of the Company adopted the 2002 Stock Option Plan for Directors, Executive Officers, Employees and Key Consultants of the Company (the "2002 Plan"). The 2002 Plan was ratified by the shareholders of the Company at the Company's annual meeting of the shareholders held on February 28, 2002. The 2002 Plan authorizes the grant of up to 1,500,000 options to purchase up to 1,500,000 shares of Common Stock. To date, no stock options have been granted under the 2002 Plan.

                      COMMITTEES AND MEETINGS OF THE BOARD

         During the fiscal year ended December 31, 2002, the Board of Directors held one regular meeting. All directors attended 100% of all meetings of the Board.

         The  Company  has  no  standing  audit,   nominating  and  compensation
committees of the Board of Directors, or committees performing similar functions, although it plans to form one or more of those committees following the appointment of the New Directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Pursuant to a Share Purchase  Agreement  dated March 17, 2003, Mr. Jose
J. Gonzalez purchased all of the shares of Latinocare Management Corporation, a California corporation ("LMC"), owned by the Company. Mr. Gonzalez is also the Chairman, Chief Executive Officer, President, Chief Financial Officer, and Secretary of LMC.

         Jose J. Gonzalez and The Estate of Dr. Roberto Chiprut sold a total of 13,401,645 shares of the Company's Common Stock for a total purchase price of $190,000 to Mr. Douglas O'Rear. Pursuant to the Share Purchase Agreement, Mr. Jose J. Gonzalez is responsible for paying all accounts payable of the Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.

         April 8, 2003                        Latinocare Management Corporation

                                              By: /s/Jonathan L. Lei
                                              ----------------------------------
                                              Jonathan L. Lei, President

                                    EXHIBIT A

                               EXCHANGE AGREEMENT

                     EXCHANGE AGREEMENT AND REPRESENTATIONS

Gentlemen:

I understand that shareholders of Warp 9, Inc. ("WARP"), a Delaware corporation, are offering to exchange their shares of stock of the WARP, for shares of stock of Latinocare Management Corporation ("LCM" or the Company), a Nevada corporation, pursuant to a Plan and Agreement of Reorganization (the "Plan") between the two companies, dated March 31, 2003.

I hereby offer to exchange each of my shares of stock of WARP for 12.5 shares of LCM (the "Shares") and tender my shares of WARP herewith, and upon acceptance by you, agree to become a shareholder of the Company. In order to induce the Company to accept my offer, I advise you as follows; and acknowledge:

1.  CORPORATE  DOCUMENTS.  Receipt  of copies  of  Articles,  By-Laws,  Plan and
Agreement of Reorganization (the "Plan"), and 10QSB for December 31, 2002, including financial statements of WARP and such other documents as I have requested, I hereby acknowledge that I have received the documents (as may be supplemented from time to time) relating to the Company and that I have carefully read the information and that I understand all of the material contained therein, and agree to the terms, and understand the risk factors as described therein.

2. AVAILABILITY OF INFORMATION. I hereby acknowledge that the Company has made available to me the opportunity to ask questions of, and receive answers from the Company and any other person or entity acting on its behalf, concerning the terms and conditions of the Plan, the financial statements and related information of the Company and WARP, and the information contained in the corporate documents, and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information provided by the Company and any other person or entity acting on its behalf.

3. REPRESENTATIONS AND WARRANTIES. I represent and warrant to the Company (and understand that it is relying upon the accuracy and completeness of such representations and warranties in connection with the availability of an exemption for the offer and exchange of the shares from the registration requirements of applicable federal and state securities laws) that:

(a)      RESTRICTED SECURITIES.

(I) I understand that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws.

(II) I understand that if this exchange agreement is accepted and the Shares are issued to me, I cannot sell or otherwise dispose of the shares unless the Shares are registered under the Act or the state securities laws or exemptions therefrom are available (and consequently, that I must bear the economic risk of the investment for an indefinite period of time):

(III) I understand that the Company has no obligation now or at any time to register the Shares under the Act or the state securities laws or obtain exemptions therefrom.

(IV) I understand that the Company will restrict the transfer of the Shares in accordance with the foregoing representations.

(V) There is a limited public market for the common stock of LCM, but no market for any other LCM securities, and there is no certainty that a more liquid market will ever develop or be maintained. There can be no assurance that I will be able to sell or dispose of the Shares. Moreover, no assignment, sale, transfer, exchange or other disposition of the Shares can be made other than in accordance with all applicable securities laws. It is understood that a transferee may at a minimum be required to fulfill the investor suitability requirements established by the Company, or registration may be required.

(b)      LEGEND.

I agree that any certificate representing the Shares will contain and be endorsed with the following, or a substantially equivalent, LEGEND:

This share certificate has been acquired pursuant to an investment representation by the holder and shall not be sold, pledged, hypothecated or donated or otherwise transferred except upon the issuance of a favorable opinion by its counsel and the submission to the Company of other evidence satisfactory to and as required by counsel to the Company, that any such transfer will not violate the Securities Act of 1933, as amended, and applicable state securities laws. These shares are not and have not been registered in any jurisdiction."

(c)      OWN ACCOUNT.

I am the only party in interest with respect to this exchange offer, and I am acquiring the Shares for my own account for long-term investment only, and not with an intent to resell, fractionalize, divide, or redistribute all or any part of my interest to any other person.

(d)      AGE: CITIZENSHIP.

I am at least twenty-one years old and a citizen of the United States.

(e)      ACCURACY OF INFORMATION.

All information which I have provided to the Company concerning my financial position and knowledge of financial and business matters is correct and complete as of the date set forth at the end hereof, and if there should be any material change in such information prior to acceptance of this exchange offer by the Company, I will immediately provide the Company with such information.

4. EXCHANGE PROCEDURE. I understand that this exchange is subject to each of the following terms and conditions:

(a) The Company may reject this exchange for legal reasons set forth in the Plan and Agreement of Reorganization, and this exchange shall become binding upon the Company only when accepted, in writing, by the Company.

(b)      This offer may not be withdrawn by me.

(c)      The share  certificates  to be issued and  delivered  pursuant  to this
         exchange   will  be  issued  in  the  name  of  and  delivered  to  the undersigned.

5. SUITABILITY. I hereby warrant and represent:

(a) That I can afford a complete loss of the investment and can afford to hold the securities being received hereunder for an indefinite period of time.

(b)      That I consider this investment a suitable investment, and

(c) That I am sophisticated and knowledgeable and have had prior experience in financial matters and investments.

6. ACKNOWLEDGEMENT OF RISKS. I have been furnished and have carefully read the Plan and information relating to the Company, including this form of Exchange Agreement. I am aware that:

(a) There are substantial risks incident to the ownership of Shares from the Company, and such investment is speculative and involves a high degree of risk of loss by me of my entire investment in the Company.

(b) No federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness of this investment.

(c) The books and records of the Company will be reasonably available for inspection by me and/or my investment advisors, if any, at the Company's place of business.

(d) All assumptions and projections set forth in any documents provided by the Company have been included therein for purposes of illustration only, and no assurance is given that actual results will correspond with the results contemplated by the various assumptions set forth therein.
                                      -3-

(e) Prior to the completion of the exchange, the Company has no material assets and is represented to have no liabilities. There is the risk that LCM will have liabilities prior to the exchange that are not known by WARP, despite representations by LCM to the contrary. WARP is in the development stage, and its proposed operations are subject to all of the risk inherent in the establishment of a new business enterprise, including a limited operating history. The unlikelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation and operation of a new business and the competitive environment in which the Company will operate.

7. RECEIPT OF ADVICE. I acknowledge that I have been advised to consult my own attorney and investment advisor concerning the investment.

8. RESTRICTIONS ON TRANSFER. I acknowledge that the investment in the Company is an illiquid investment. In particular, I recognize that:

(a) Due to restrictions described below, the lack of any market existing or to exist for these Shares, in the event I should attempt to sell my Shares in the Company, my investment will be highly illiquid and, probably must be held indefinitely.

(b) I must bear the economic risk of investment in the Shares for an indefinite period of time, since the Shares have not been registered under the Securities Act of 1933, as amended, and issuance is made in reliance upon Section 4(2) and 4(6) of said Act and/or Rules 501-506 of Regulation D under the Act, as may be applicable. Therefore, the Shares cannot be offered, sold, transferred, pledged, or hypothecated to any person unless either they are subsequently registered under said Act or an exemption from such registration is available and the favorable opinion of counsel for the Company to that effect is obtained, which is not anticipated. Further, unless said Shares are registered with the securities commission of the state in which offered and sold, I may not resell, hypothecate, transfer, assign or make other disposition of said Shares except in a transaction exempt or exempted from the registration requirement of the securities act of such state, and that the specific approval of such sales by the securities regulatory body of the state is required in some states.

(c) My right to transfer my Shares will also be restricted by the legend endorsed on the certificates.

9. ACCESS TO INFORMATION. I represent and warrant to the Company that:

(a) I have carefully reviewed and understand the risks of, and other considerations relating to, the exchange of the Shares, including the risks of total loss in the event the Company's business is unsuccessful.

(b) I and my investment advisors, if any, have been furnished all materials relating to the Company and its proposed activities, the Plan, and anything which they have requested and have been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations about the Company.

(c) The Company has answered all inquiries that I and my investment advisors, if any, have put to it concerning the Company and its proposed activities and the Plan and exchange for the Shares.

(d) Neither I nor my investment advisors, if any, have been furnished any offering literature other than the documents attached as exhibits thereto and I and my investment advisors, if any, have relied only on the information contained in such exhibits and the information, as described in subparagraphs (b) and (c) above, furnished or made available to them by the Company.

(e) I am acquiring the Shares for my own account, as principal, for investment purposes only and with a view to the resale of distribution of all or any part of such Shares, and that I have no present intention, agreement or arrangement to divide my participation with others or to resell, transfer or otherwise dispose of all or any part of the Shares subscribed for unless and until I determine, at some future date, that changed circumstances, not in contemplation at the time of this exchange, makes such disposition advisable;

(f) I, the undersigned, if on behalf of a corporation, partnership, trust, or other form of business entity, affirm that: it is authorized and otherwise duly qualified to purchase and hold Shares in the Company; recognize that the information under the caption as set forth in (a) above related to investments by an individual and does not address the federal income tax consequences of an investment by any of the aforementioned entities and have obtained such additional tax advice that I have deemed necessary; such entity has its principal place of business as set forth below; and such entity has not been formed for the specific purpose of acquiring Shares in the Company.

(g) I have adequate means of providing for my current needs and personal contingencies and have no need for liquidity in this investment; and

(h) The information provided by the Company is confidential and non-public and I agree that all such information shall be kept in confidence by it and neither used by it to its personal benefit (other than in connection with its exchange for the Shares) nor disclosed to any third party for any reason; provided, however, that this obligation shall not apply to any such information which (i) is part of the public knowledge or literature and readily accessible at the date hereof; (ii) becomes part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of these provisions); or
         (iii) is received from third parties (except those parties who disclose such information in violation of any confidentiality agreements including, without limitation, any Exchange Agreement they may have with the Company).

10. BINDING AGREEMENT. I hereby adopt, accept, and agree to be bound by all the terms and conditions of the Plan, and by all of the terms and conditions of the Articles of Incorporation, and amendments thereto, and By-Laws of the Company. Upon acceptance of this Exchange Agreement by the Company, I shall become a Shareholder for all purposes.

11. AGREEMENT TO BE BOUND. The Exchange Agreement, upon acceptance by the Company, shall be binding upon the heirs, executors, administrators, successors, and assigns of mine.

12. INDEMNIFICATION. I further represent and warrant:

(a) I hereby indemnify the Company and hold the Company harmless from and against any and all liability, damage, cost, or expense incurred on account of or arising out of:

         (I)      Any  inaccuracy  in  my  declarations,   representations,  and
                  warranties hereinabove set forth;

         (II) The disposition of any of the Shares which I will receive, contrary to my foregoing declarations, representations, and warranties; and

         (III) Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the Shares or any part thereof.

13. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Nevada, except as to the manner in which the undersigned elects to take title to the Shares in the Company that shall be construed in accordance with the state of his principal residence.

14. FINANCIAL STATEMENT. Upon request of the Company, I shall provide a sworn and signed copy of my current financial statement.

15. NO ASSIGNABILITY. This exchange is personal to the person/entity whose name and address appear below. The undersigned may not assign any of its rights or obligations under this Exchange Agreement to any other person or entity.

16. CONDITIONS. This Exchange Agreement shall become binding upon the Company only when accepted, in writing, by the Company.

17. EFFECTIVE DATE. The exchange for Shares evidenced by this Exchange Agreement shall, if accepted by the Company, be effective as soon after April 1, 2003, as all S.E.C. rules have been complied with to effectuate the transaction.

18. CONVEYANCE. I hereby agree to convey title to all of my interest in all my shares of WARP to LCM, in exchange for _____________ shares of LCM.

19. FURTHER ACTS. The undersigned hereby agrees to execute any other documents and take any further actions that are reasonably necessary or appropriate in order to implement the transaction contemplated by this Exchange Agreement.

DATED THIS             DAY OF                                              2003.
           -----------         --------------------------------------------


--------------------------------                     ------------------
NAME OF PURCHASER/EXCHANGOR                          Tax I.D./SSN


--------------------------------
Signature of Purchaser/Exchangor:


--------------------------------
Residence Address


(    )--------------------------
Business Telephone


---------------------------------
Mailing Address (if different)


THIS EXCHANGE OFFER IS ACCEPTED THIS ______ day of ________________, 2003.


Latinocare Management Corporation, a Nevada Corporation

By: _____________________________________________
      Jonathan L. Lei, President

                                    EXHIBIT B

                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN
                           LATINOCARE MANAGEMENT CORP.
                              A NEVADA CORPORATION

                                       AND

                                  WARP 9, INC.
                             A DELAWARE CORPORATION
                              DATED: MARCH 31, 2003

                      AGREEMENT AND PLAN OF REORGANIZATION

                           LATINOCARE MANAGEMENT CORP.
                                       AND
                                  WARP 9, INC.

         This Agreement and Plan of Reorganization ("Agreement") dated as of March 31, 2003, among Latinocare Management Corp. ("LCM"), a Nevada Corporation, Warp 9, Inc. ("Warp"), a Delaware Corporation, and the subscribing shareholders of Warp 9, Inc. ("Warp Shareholders") who will join this Agreement by execution.

                              W I T N E S S E T H:

         A. WHEREAS, Warp and LCM are corporations duly organized under the laws of the State of Nevada and Delaware, respectively.

         B. WHEREAS, the subscribing Warp Shareholders are the owners of at least 90% of the issued and outstanding common stock of Warp. It is the intention that at least 90% of the issued and outstanding stock of Warp shall be acquired by LCM in exchange solely for its voting stock. For federal income tax purposes it is intended that this exchange shall qualify as a reorganization within the meaning of SEC 368 (a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

         C. WHEREAS, LCM and the subscribing Warp Shareholders agree that 90% or more of the approximately 10,500,000 common shares issued and outstanding of Warp shall be exchanged with LCM for the shares of the common stock of LCM on a one for 12.5 shares basis. The LCM shares, on the closing date, shall be delivered ratably divided to the individual subscribing shareholders of Warp in exchange for their Warp shares as hereinafter set forth.

         D. WHEREAS, the parties hereto wish to enter into this Agreement pursuant to the provisions of the Nevada Revised Statutes.

         NOW, THEREFORE, it is agreed among the parties as follows:

                                    ARTICLE I

                                THE CONSIDERATION
                               -------------------

         1.1 Subject to the conditions set forth herein on the "Closing Date" (as herein defined), the subscribing Shareholders of Warp shall exchange all of their shares of Warp (constituting at least 90% of the issued and outstanding common stock of Warp) for 122,620,910 common shares of LCM common stock. The transactions contemplated by this Agreement shall be completed at a closing ("Closing") on a closing date ("Closing Date"), which shall be as soon as practical after compliance with all SEC regulations and Nevada Revised Statutes but no later than 30 days after the date hereof.

         On the Closing Date, all of the documents to be furnished to LCM and Warp, including the documents to be furnished pursuant to Article VII of this Agreement, shall be delivered to M.A. Littman, to be held in escrow until the Closing or the date of termination of this Agreement, whichever first occurs, and thereafter shall be promptly distributed to the parties as their interests may appear.

         1.2 At the Closing Date, Warp shall become a subsidiary of LCM. Warp's shareholders shall receive pro rata shares of voting common stock, par value $0.001 per share, as follows:

                  LCM shall issue 12.5 shares of its shares of common stock for each one of the outstanding common shares of Warp owned by subscribing shareholders of Warp, ratably according to their interests.

         1.3 If this Agreement is duly executed by the holders of at least 90% of the outstanding common stock of Warp, subject to the other provisions hereof, it shall become effective.

         1.4 The effective date of this Agreement for actions to be taken under this Agreement is April 1, 2003.

                                   ARTICLE II

                         ISSUANCE AND EXCHANGE OF SHARES
                        ---------------------------------

         2.1 The shares of common stock of LCM, par value $0.001 per share, shall be issued by it to the subscribing Warp shareholders at Closing.

         2.2 LCM represents that no outstanding options or warrants for its unissued shares exist.

         2.3 The stock transfer books of Warp shall be closed on the Closing Date, and thereafter no transfers of the stock of Warp shall be made. Warp shall appoint an exchange agent ("Exchange Agent"), to accept surrender of the certificates representing the common shares of Warp, and to deliver in exchange for such surrendered certificates, shares of common stock of LCM. The authorization of the Exchange Agent may be terminated by LCM after six months following the Closing Date. Upon termination of such authorization, any shares of Warp and any funds held by the Exchange Agent for payment to Warp shareholders pursuant to this Agreement shall be transferred to LCM or its designated agent who shall thereafter perform the obligations of the Exchange Agent. If outstanding certificates for shares of Warp are not surrendered or the payment for them not claimed prior to such date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and other applicable law, become the property of LCM (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any persons previously entitled to such items. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of Warp shares for any amount paid to any governmental unit or agency having jurisdiction of such unclaimed item pursuant to the abandoned property or other applicable law of such jurisdiction.

         2.4 No fractional shares of LCM stock shall be issued as a result of the Agreement. Shares shall be rounded up to nearest whole share.

         2.5 At the Closing Date, each holder of a certificate or certificates representing common shares of Warp, upon presentation and surrender of such certificate or certificates to the Exchange Agent, shall be entitled to receive the consideration set forth herein, except that holders of those shares as to which dissenters' rights shall have been validly asserted and perfected pursuant to California law shall not be converted into shares of LCM common stock, but shall represent only such dissenters' rights. Upon such presentation, surrender, and exchange as provided in this Section 2.5, certificates representing shares of Warp previously held shall be canceled. Until so presented and surrendered, each certificate or certificates which represented issued and outstanding shares of Warp at the Closing Date shall be deemed for all purposes to evidence the right to receive the consideration set forth in Section 1.2 of this Agreement. If the certificates representing shares of Warp have been lost, stolen, mutilated or destroyed, the Exchange Agent shall require the submission of an indemnity agreement and may require the submission of a bond in lieu of such certificate.

                                   ARTICLE III

                           REPRESENTATIONS, WARRANTIES
                          AND COVENANTS OF WARP 9, INC.
                       ---------------------------------

         No representations or warranties are made by any director, officer, employee or shareholder of Warp as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the "Warp Disclosure Statement"), if any. Warp hereby represents, warrants and covenants to LCM except as stated in the Warp Disclosure Statement, as follows:

         3.1 Warp is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Certificate of Incorporation and Bylaws of Warp are complete and accurate, and the minute books of Warp contain a record, which is complete and accurate in all material respects, of all meetings, and all corporate actions of the shareholders and board of directors of Warp.

         3.2 The aggregate number of shares which Warp is authorized to issue is 15,000,000 shares of common stock of which no more than 10,500,000 shares will be issued and outstanding at the Closing Date. Warp will have, on the Closing Date, outstanding options, warrants or other rights to purchase, or subscribe to no more than 900,000 shares of common stock. No preferred stock of Warp is outstanding.

         3.3 Warp has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

         3.4 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by Warp will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of Warp.

         3.5 The execution, delivery and performance of this Agreement has been duly authorized and approved by Warp' Board of Directors.

         3.6 There are no legal proceedings or regulatory proceedings involving material claims pending, or to the knowledge of the executive officers of Warp, threatened against Warp or affecting any of its assets or properties, and to the knowledge of Warp' officers, Warp is not in any material breach or violation of or default under any contract or instrument to which Warp is a party, or under its respective Articles of Incorporation or Bylaws, nor is there any court or regulatory order pending, applicable to Warp.

         3.7 The representations and warranties of Warp shall be true and correct as of the date hereof and as of the Closing Date.

         3.8 No representation or warranty by Warp in this Agreement, the Warp Disclosure Statement or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

         3.9 To the knowledge of the executive officers of Warp, all trade names, inventions, discoveries, ideas, research, engineering, methods, practices, processes, systems, formulae, designs, drawings, products, projects, improvements, developments, know-how, and trade secrets which are used in the conduct of Warp' business, whether registered or unregistered (collectively the "Proprietary Rights") are owned by Warp. To the knowledge of the executive officers of Warp, Warp's created or developed such Proprietary Rights and such Proprietary Rights are not subject to any restriction, lien, encumbrance, right, title or interest in others. All of the Proprietary Rights stand solely in the name of Warp and not in the name of any shareholder, director, officer, agent, partner or employee or anyone else known to the executive officers of Warp, and none of the same have any right, title, interest, restriction, lien or encumbrance therein or thereon or thereto. To the knowledge of the executive officers of Warp, "Warp" ownership and use of the Proprietary Rights do not and will not infringe upon, conflict with or violate in any material respect any patent, copyright, trade secret or other lawful proprietary right of any other party, and no claim is pending or, to the knowledge of the executive officers of Warp, threatened to the effect that the operations of Warp infringe upon or conflict with the asserted rights of any other person under any of the Proprietary Rights, and to the knowledge of the executive officers of Warp there is no reasonable basis for any such claim (whether or not pending or threatened). No claim is pending, or to the knowledge of the executive officers of Warp, threatened to the effect that any such Proprietary Rights owned or licensed by Warp, or which Warp otherwise has the right to use, is invalid or unenforceable by Warp.

         3.10 (i) Warp has not received notice of any material violation of or investigation relating to any environmental or pollution law, regulation, or ordinance with respect to assets now or previously owned or operated by Warp that has not been fully and finally resolved; (ii) to the knowledge of the executive officers of Warp, all permits, licenses and other authorizations which are required under United States, federal, state, provincial and local laws with respect to pollution or protection of the environment ("Environmental Laws"), including Environmental Laws relating to actual or threatened emissions, discharges or releases of pollutants, contaminants or hazardous or toxic materials or wastes ("Pollutants") have been obtained; (iii) to the knowledge of the executive officers of Warp, no conditions exist on, in or about the properties now or previously owned or operated by Warp or any third-party properties to which any Pollutants generated by Warp were sent or released that could give rise on the part of Warp to material liability under any Environmental Laws, material claims by third parties under Environmental Laws or under common law or the occurrence of material costs to avoid any such liability or claim; and (iv) to the knowledge of the executive officers of Warp, all operators of Warp's assets are in material compliance with all terms and conditions of such Environmental Laws, permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder, relating to Warp's assets.

         3.11 Warp has delivered to LCM financial statements of Warp dated June 30, 2002. All such statements, herein sometimes called "Warp Financial Statements," are (and will be) complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of Warp for the periods indicated. All financial statements of Warp will have been prepared in accordance with generally accepted accounting principles.

                                   ARTICLE IV

                  REPRESENTATIONS, WARRANTIES AND COVENANTS OF
                           LATINOCARE MANAGEMENT CORP.
                  -------------------------------------------

         No representations or warranties are made by any director, officer, employee or shareholder of LCM as individuals, except as and to the extent stated in this Agreement or in a separate written statement.

         LCM  hereby  represents,   warrants  and  covenants  to  Warp  and  its
shareholders, except as stated in the LCM Disclosure Statement, as follows:

         4.1 LCM is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The Articles of Incorporation and Bylaws of LCM, copies of which have been delivered to Warp, are complete and accurate, and the minute books of LCM contain a record, which is complete and accurate in all material respects, of all meetings, and all corporate actions of the shareholders and Board of Directors of LCM.

         4.2 The aggregate number of shares which LCM is authorized to issue is 200,000,000 shares of common stock, par value $0.001 per share, and 2 million shares of preferred stock, of which 14,604,098 shares of such common stock are issued and outstanding, fully paid and non-assessable, at the Closing under this Agreement. LCM will have, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock. No preferred stock of LCM is outstanding.

         4.3 LCM has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

         4.4 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by LCM will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of LCM.

         4.5 The execution of this Agreement has been duly authorized and approved by the Board of Directors of LCM.

         4.6 LCM has delivered to Warp audited financial statements of LCM dated December 31, 2002. All such statements, herein sometimes called "LCM Financial Statements," are (and will be) complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of LCM for the periods indicated. All statements of LCM will have been prepared in accordance with generally accepted accounting principles.

         4.7 LCM will deliver to Warp updated, reviewed financials of LCM dated March 31, 2003. As of March 31, 2003, LCM will have no debt, liability or other obligation of any nature (whether due or to become due and whether absolute, contingent or otherwise).

         4.8 There are no legal proceedings or regulatory proceedings involving material claims pending, or, to the knowledge of the officers of LCM, threatened against LCM or affecting any of its assets or properties, and LCM is not in any material breach or violation of or default under any contract or instrument to which LCM is a party, and no event has occurred which with the lapse of time or action by a third party could result in a material breach or violation of or default by LCM under any contract or other instrument to which LCM is a party or by which they or any of their respective properties may be bound or affected, or under their respective Articles of Incorporation or Bylaws, nor is there any court or regulatory order pending, applicable to LCM.

         4.9 LCM shall not enter into or consummate any transactions prior to the Closing Date other than in the ordinary course of business and will pay no dividend, or increase the compensation of officers and will not enter into any agreement or transaction which would adversely affect its financial condition except pursuant to the proposed minutes of the Board of Directors of LCM presented herewith for approval by Warp.

         4.10 The representations and warranties of LCM shall be true and correct as of the date hereof and as of the Closing Date.

         4.11 LCM corporate books and records are true records of its actions. LCM will also deliver to Warp on or before the Closing Date any reports relating to the financial and business condition of LCM which occur after the date of this Agreement and any other reports sent generally to its shareholders after the date of this Agreement.

         4.12 LCM has no employee benefit plan or stock option plan in effect at this time.

         4.13 LCM is current in its filing obligations under the federal securities laws. No report filed by LCM with the Securities and Exchange Commission contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading, and all such reports comply as to form and substance in all material respects with all applicable SEC requirements.

         4.14 LCM agrees that all rights to indemnification now existing in favor of the employees, agents, directors or officers of Warp and its subsidiaries, as provided in the Articles of Incorporation or Bylaws or otherwise in effect on the date hereof shall survive the transactions contemplated hereby in accordance with their terms, and LCM expressly assumes such indemnification obligations of Warp.

                                    ARTICLE V

               OBLIGATIONS OF THE PARTIES PENDING THE CLOSING DATE
             -------------------------------------------------------

         5.1 At all times prior to the Closing Date during regular business hours, each party will permit the other to examine its books and records and the books and records of its subsidiaries and will furnish copies thereof on request. It is recognized that, during the performance of this Agreement, each party may provide the other parties with information which is confidential or proprietary information. The recipient of such information shall at all times protect such information from disclosure, other than disclosure required by rule, regulation, or law, other than to members of its own or affiliated organizations and its professional advisers, in the same manner as it protects its own confidential or proprietary information from unauthorized disclosure, and not use such information to the competitive detriment of the disclosing party. In addition, if this Agreement is terminated for any reason, each party shall promptly return or cause to be returned all documents or other written records of such confidential or proprietary information, together with all copies of such writings and, in addition, shall either furnish or cause to be furnished, or shall destroy, or shall maintain with such standard of care as is exercised with respect to its own confidential or proprietary information, all copies of all documents or other written records developed or prepared by such party on the basis of such confidential or proprietary information. No information shall be considered confidential or proprietary if it is (a) information already in the possession of the party to whom disclosure is made,
(b) information acquired by the party to whom the disclosure is made from other sources, or (c) information in the public domain or generally available to interested persons or which at a later date passes into the public domain or becomes available to the party to whom disclosure is made without any wrongdoing by the party to whom the disclosure is made.

         5.2 LCM and Warp shall promptly provide each other with information as to any significant developments in the performance of this Agreement, and shall promptly notify the other if it discovers that any of its representations, warranties and covenants contained in this Agreement or in any document delivered in connection with this Agreement was not true and correct in all material respects or became untrue or incorrect in any material respect.

         5.3 All parties to this Agreement shall take all such action as may be reasonably necessary and appropriate and shall use their best efforts in order to consummate the transactions contemplated hereby as promptly as practicable.

                                   ARTICLE VI

                             PROCEDURE FOR EXCHANGE
                          ---------------------------

         6.1 The exchange shall be effected as soon as is practical after all necessary compliance with Nevada Law and SEC Regulations and after receipt by M.
A. Littman, as attorney for Warp, of the Warp common stock certificates representing 90% of the issued and outstanding common stock of Warp, together with the signed Exchange Agreements, containing the information necessary to issue the LCM shares to the exchanging shareholders of Warp, by instructing the transfer agent of LCM to issue the new certificates and sending the certificates of LCM by Federal Express to the exchanging shareholders.

                                   ARTICLE VII

                           CONDITIONS PRECEDENT TO THE
                          CONSUMMATION OF THE EXCHANGE
                         ------------------------------

         The following are conditions precedent to the consummation of the Agreement on or before the Closing Date:

         7.1 Warp and LCM shall have performed and complied with all of its respective obligations hereunder which are to be complied with or performed on or before the Closing Date.

         7.2 This Agreement and the transactions contemplated herein shall have been duly and validly authorized, approved and adopted, at meetings of the shareholders of Warp duly and properly called for such purpose in accordance with the applicable laws.

         7.3 No action, suit or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin or prohibit the transactions contemplated herein, or which might subject any of the parties hereto or their directors or officers to any material liability, fine, forfeiture or penalty on the grounds that the transactions contemplated hereby, the parties hereto or their directors or officers, have violated any applicable law or regulation or have otherwise acted improperly in connection with the transactions contemplated hereby, and the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit or proceeding raises substantial questions of law or fact which could reasonably be decided adversely to any party hereto or its directors or officers.

         7.4 All actions, proceedings, instruments and documents required to carry out this Agreement and the transactions contemplated hereby and the form and substance of all legal proceedings and related matters shall have been approved by counsel for Warp and LCM.

         7.5 The representations and warranties made by Warp and LCM in this Agreement shall be true as though such representations and warranties had been made or given on and as of the Closing Date.

         7.6  Warp shall have furnished LCM with:

                  (1) An agreement from each Warp shareholder who is an "affiliate" of Warp as defined in the rules adopted under the Securities Act of

1933, as amended, to the effect that (a) the affiliate is familiar with SEC Rules 144 and 145; (b) none of the shares of LCM common stock will be transferred by or through the affiliate in violation of the Federal Securities Laws; and (c) the affiliate acknowledges that LCM is under no obligation to register the sale, transfer, or the disposition of LCM common stock by the affiliate.

                  (2) Each shareholder of Warp shall sign an Exchange Agreement as contained on Schedule A to this Agreement. It is anticipated that the following SEC filings will need to be made as a result of this Agreement and the exchange: Forms 8-K, 8K12(g) 3, 13d and 13g, and appropriate amendments to the Forms 8-K as may be necessary to include pro forma financials and consolidated financials.

         7.7 LCM shall furnish Warp with a certified copy of a resolution or resolutions duly adopted by the Board of Directors of LCM, approving this Agreement and the transactions contemplated by it.

                                  ARTICLE VIII

                           TERMINATION AND ABANDONMENT
                          -----------------------------

         8.1   Anything   contained   in   this   Agreement   to  the   contrary
notwithstanding, the Agreement may be terminated and abandoned at any time prior to the Closing Date:

         (a) By mutual consent of Warp and LCM;

         (b) By Warp, or LCM, if any condition set forth in Article VII relating to the other party has not been met by the Closing Date or has not been waived in writing by the other party;

         (c) By Warp, or LCM, if any suit, action or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit or otherwise affect the consummation of the transactions contemplated hereby;

         (d)  By  any  party,   if  there  is  discovered  any  material  error,
misstatement or omission in the representations and warranties of another party;

         (e) By any party if the Closing Date passes without performance of conditions precedent, unless those conditions precedent not satisfied are waived by the party for whose benefit the condition exists.

         8.2 Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefit thereof, by action taken by its Board of Directors; provided, however, that such action shall be taken only if, in the judgment of the Board of Directors taking the action, such waiver will not have a materially adverse effect on the benefits intended under this Agreement to the party waiving such term or condition.

                                   ARTICLE IX

                        TERMINATION OF REPRESENTATION AND
                        WARRANTIES AND CERTAIN AGREEMENTS
                       -----------------------------------

         9.1 The respective representations and warranties of the parties hereto shall expire with, and be terminated and extinguished four years after the Closing Date of the Agreement; provided, however, that the covenants and agreements of the parties hereto shall survive in accordance with their terms.

                                    ARTICLE X

                                  MISCELLANEOUS
                                 ---------------

         10.1 This Agreement embodies the entire agreement between the parties, and there have been and are no agreements, representations or warranties among the parties other than those set forth herein or those provided for herein.

         10.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

         10.3 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

         10.4 This Agreement may be amended upon approval of the Board of Directors of each party provided that the shares issuable hereunder shall not be amended without approval of the requisite shareholders of Warp.

         10.5 Any notices, requests, or other communications required or permitted hereunder shall be delivered personally or sent by overnight courier service, fees prepaid, addressed as follows:

         To:      Warp 9, Inc.:

                  6144 Calle Real Street, Suite 200
                  Santa Barbara, California 93117
                  Attention: Jon Lei, President

                  Telephone: (805) 964-3313
                  Facsimile: (805) 964-6968

         To:      Latinocare Management Corp.:

                  959 Walnut Avenue, Suite 250
                  Pasadena, California 91107
                  Attention: Jose J. Gonzalez, President

                  Telephone: (626) 380-0133
                  Facsimile: (626) 583-1115

or such other addresses as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received.

         10.6 No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of Warp and LCM. However, either Warp or LCM may issue at any time any press release or other public statement it believes on the advice of its counsel it is obligated to issue to avoid liability under the law relating to disclosures, but the party issuing such press release or public statement shall make a reasonable effort to give the other party prior notice of and opportunity to participate in such release or statement.

         10.7 The Board of Directors of LCM shall appoint the following individuals to the Board of Directors of LCM, and Jose J. Gonzalez shall resign as a director of LCM, concurrent with or as soon as practicable after the closing of the transactions contemplated in this Agreement (subject to compliance with Section 14f of the Securities Exchange Act of 1934).

Jonathan L. Lei
Tom M. Djokovich
Louie Ucciferri

         10.8 Jose J. Gonzalez will resign as an officer of LCM concurrent with the closing of the transactions contemplated by this Agreement, on which date he will be replaced in chief executive officer position by Jonathan L. Lei.

         10.9 Within ten days after the date of this Agreement, shareholders of Warp holding a total of 90% of the issued and outstanding shares of Warp shall join this Agreement by execution of the signature page hereon. In the event this provision is not complied within the time specified, this Agreement and Plan of Reorganization shall be null and void and all agreements terminated.

         10.10 LCM shall assume the obligation to honor the options outstanding from Warp at a ratio of 12.5 shares of LCM for each option share of Warp.

         IN WITNESS WHEREOF, the parties have set their hands and seals this ______ day of ________________, 2003.

                           Latinocare Management Corp.

                           By: ____________________________
                                    President

                           Attest:_________________________
                                    Secretary

                           Warp 9, Inc.


                           By: _____________________________
                                    President

                           Attest: ________________________
                                    Secretary

Warp 9, Inc.  SHAREHOLDERS  (by signature  below or pursuant to execution of the
Exchange   Agreement  and   Representations   incorporating  this  Agreement  by
reference.)

SIGNATURES                              PLEASE PRINT NAMES         # OF SHARES

1  ________________________             _________________________  __________

2  ________________________             _________________________  __________

3  ________________________             _________________________  __________

4  ________________________             _________________________  __________

5  ________________________             _________________________  __________

6  ________________________             _________________________  __________

7  ________________________             _________________________  __________

8  ________________________             _________________________  __________

9  ________________________             _________________________  __________

10________________________              _________________________  __________